                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year end     December 31, 1998
                              ------------------------------------

                                        OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934
       For the transition period from               to
                                      -------------    ------------

       Commission file number         333-3250
                             --------------------------------------


A.     Savings and Profit Sharing Plan for Employees of First Interstate
                                BancSystem, Inc.
     -----------------------------------------------------------------------
                            (Full title of the plan)

                                  Same as below
     -----------------------------------------------------------------------
     (Address of the plan, if different from that of the issuer named below)



B.                       First Interstate BancSystem, Inc.
     -----------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

       401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
     -----------------------------------------------------------------------
                (Address of issuer's principal executive office)

                               SAVINGS AND PROFIT SHARING PLAN
                              FOR EMPLOYEES OF FIRST INTERSTATE
                                       BANCSYSTEM, INC.

                              Financial Statements and Schedules

                                  December 31, 1998 and 1997

                         (With Independent Auditors' Report Thereon)

                       SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                              FIRST INTERSTATE BANCSYSTEM, INC.


                                      TABLE OF CONTENTS



Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Benefits - Years Ended December 31, 1998 and 1997

Notes to Financial Statements

                                                                                           Schedule
                                                                                           --------
Line 27a - Schedule of Assets Held for Investment Purposes - December 31, 1998...........      1

Line 27d - Schedule of Reportable Transactions - Year Ended December 31, 1998............      2


[LETTERHEAD]






                          INDEPENDENT AUDITORS' REPORT



Administrative Committee of the
  Savings and Profit Sharing Plan for Employees of
  First Interstate BancSystem, Inc.:


We have audited the accompanying statements of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/ KPMG LLP


June 4, 1999

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997

                                                                              DECEMBER 31, 1998
                                            ----------------------------------------------------------------------------------------
                                                               GOLDMAN SACHS                          VANGUARD
                                                                 FINANCIAL                         INTERMEDIATE -
                                                                SQUARE PRIME     FEDERATED U.S.         TERM         COLUMBIA FIXED
                                                                OBLIGATIONS        GOVERNMENT         TREASURY           INCOME
                                                FI FUND             FUND         SECURITIES FUND        FUND         SECURITIES FUND
                                            ----------------   ---------------   ---------------   ---------------   ---------------
Cash                                        $        --                --                --                --                 --

Investments, at fair value                        3,851         1,744,055                --         1,851,871          2,268,290

Accrued interest and dividends                       --             7,150                --             8,678             33,111

Interfund transfers                                  --          (222,786)               --          (184,598)          (162,252)
                                            ----------------   ---------------   ---------------   ---------------   ---------------

       Net assets available for benefits    $     3,851         1,528,419                --         1,675,951          2,139,149
                                            ================   ===============   ===============   ===============   ===============

                                                                             DECEMBER 31, 1998
                                          -----------------------------------------------------------------------------------------

                                                               FEDERATED
                                                                CAPITAL           INVESCO         NEUBERGER &         FIDELITY
                                             FEDERATED        PRESERVATION       INDUSTRIAL          BERMAN          CONTRAFUND,
                                            GNMA TRUST            FUND          INCOME FUND      GUARDIAN FUND          INC.
                                          ----------------   ---------------   ---------------   ---------------   ----------------
Cash                                               --                --                --                --                 --

Investments, at fair value                  2,531,302         1,170,280                --                --          2,207,868

Accrued interest and dividends                 12,328             5,369                --                --            173,373

Interfund transfers                          (145,799)             (599)               --                --            (25,454)
                                          ----------------   ---------------   ---------------   ---------------   ----------------

       Net assets available for benefits    2,397,831         1,175,050                --                --          2,355,787
                                          ================   ===============   ===============   ===============   ================

                                                                            DECEMBER 31, 1998
                                          -----------------------------------------------------------------------------------------
                                                                                 TWENTIETH
                                                                                  CENTURY            HARBOR
                                                              BRANDYWINE        INVESTMENTS      INTERNATIONAL        ACCESSOR
                                          SEI INDEX FUND      FUND, INC.        (ULTRA FUND)          FUND           VALUE FUND
                                          ----------------  ----------------   ---------------   ---------------   ----------------
Cash                                               --                --                --                --            174,783

Investments, at fair value                  4,861,616         2,805,868         2,158,709         3,128,293          1,813,891

Accrued interest and dividends                     --                --                --           242,070              3,728

Interfund transfers                           (46,271)          180,483           (28,724)          194,224            190,044
                                          ----------------  ----------------   ---------------   ---------------   ----------------

       Net assets available for benefits    4,815,345         2,986,351         2,129,985         3,564,587          2,182,446
                                          ================  ================   ===============   ===============   ================

                                                                             DECEMBER 31, 1998
                                          -----------------------------------------------------------------------------------------
                                                               FRANKLIN
                                             ACCESSOR          SMALL CAP          T. ROWE        FIRST INTERSTATE
                                           SMALL TO MID         GROWTH          PRICE EQUITY      BANCSYSTEM,
                                             CAP FUND            FUND           INCOME FUMD        INC. STOCK         LOAN FUND
                                          ----------------  ----------------   ---------------   ---------------   ----------------
Cash                                            3,728             4,676                --                --                 --

Investments, at fair value                  1,406,782           332,489         2,796,934        15,569,169             99,221

Accrued interest and dividends                 57,074                --            15,757                --                 --

Interfund transfers                           153,884            39,197            58,651                --                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

       Net assets available for benefits    1,621,468           376,362         2,871,342        15,569,169             99,221
                                          ================  ================   ===============   ===============   ================

                                          DECEMBER 31, 1998
                                          ----------------



                                               TOTAL
                                          ----------------
Cash                                          183,187

Investments, at fair value                 46,750,489

Accrued interest and dividends                558,638

Interfund transfers                                --
                                          ----------------

       Net assets available for benefits   47,492,314
                                          ================



                                                                               DECEMBER 31, 1997
                                            ----------------------------------------------------------------------------------------
                                                               GOLDMAN SACHS                          VANGUARD
                                                                 FINANCIAL                         INTERMEDIATE -
                                                                SQUARE PRIME     FEDERATED U.S.         TERM         COLUMBIA FIXED
                                                                OBLIGATIONS        GOVERNMENT         TREASURY           INCOME
                                                FI FUND             FUND         SECURITIES FUND        FUND         SECURITIES FUND
                                            ----------------   ---------------   ---------------   ---------------   ---------------
Cash                                        $     4,151                --                --                --                 --

Investments, at fair value                    2,022,031                --         1,743,346                --          1,684,829

Receivables:
    Employer contribution                        18,553                --            18,333                --             17,615
    Accrued interest and dividends                9,474                --             7,779                --             12,527
                                            ----------------   ---------------   ---------------   ---------------   ---------------

       Total receivables                         28,027                --            26,112                --             30,142
                                            ----------------   ---------------   ---------------   ---------------   ---------------

Interfund transfers                              16,886                --           132,372                --             86,957
                                            ----------------   ---------------   ---------------   ---------------   ---------------

       Net assets available for benefits    $ 2,071,095                --         1,901,830                --          1,801,928
                                            ================   ===============   ===============   ===============   ===============

                                                                                DECEMBER 31, 1997
                                          -----------------------------------------------------------------------------------------

                                                               FEDERATED
                                                                CAPITAL           INVESCO         NEUBERGER &         FIDELITY
                                             FEDERATED        PRESERVATION       INDUSTRIAL          BERMAN          CONTRAFUND,
                                            GNMA TRUST            FUND          INCOME FUND      GUARDIAN FUND          INC.
                                          ----------------   ---------------   ---------------   ---------------   ----------------
Cash                                               --                --           246,342           240,082            163,221

Investments, at fair value                  1,497,817         1,174,933         2,106,498         1,546,703          1,841,831

Receivables:
    Employer contribution                      15,019             6,826            19,530            20,667             22,404
    Accrued interest and dividends              7,621             5,700               438                --                 --
                                          ----------------   ---------------   ---------------   ---------------   ----------------

       Total receivables                       22,640            12,526            19,968            20,667             22,404
                                          ----------------   ---------------   ---------------   ---------------   ----------------

Interfund transfers                            91,071               513           (30,929)          (85,301)           (35,445)
                                          ----------------   ---------------   ---------------   ---------------   ----------------

       Net assets available for benefits    1,611,528         1,187,972         2,341,879         1,722,151          1,992,011
                                          ================   ===============   ===============   ===============   ================

                                                                           DECEMBER 31, 1997
                                          -----------------------------------------------------------------------------------------
                                                                                 TWENTIETH
                                                                                  CENTURY            HARBOR
                                                              BRANDYWINE        INVESTMENTS      INTERNATIONAL        ACCESSOR
                                          SEI INDEX FUND      FUND, INC.        (ULTRA FUND)          FUND           VALUE FUND
                                          ----------------  ----------------   ---------------   ---------------   ----------------

Cash                                                3                10                 8                10                 --

Investments, at fair value                  3,535,705         2,984,046         1,546,718         3,633,033                 --

Receivables:
    Employer contribution                      28,533            33,131            18,538            38,161                 --
    Accrued interest and dividends                 --                --                --           130,204                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

       Total receivables                       28,533            33,131            18,538           168,365                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

Interfund transfers                           (47,197)         (166,929)          (24,534)           62,536                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

       Net assets available for benefits    3,517,044         2,850,258         1,540,730         3,863,944                 --
                                          ================  ================   ===============   ===============   ================

                                                                            DECEMBER 31, 1997
                                          -----------------------------------------------------------------------------------------
                                                               FRANKLIN
                                             ACCESSOR          SMALL CAP          T. ROWE        FIRST INTERSTATE
                                           SMALL TO MID         GROWTH          PRICE EQUITY      BANCSYSTEM,
                                             CAP FUND            FUND           INCOME FUMD        INC. STOCK         LOAN FUND
                                          ----------------  ----------------   ---------------   ---------------   ----------------

Cash                                               --                --                --                --                 --

Investments, at fair value                         --                --                --        10,581,991             70,973

Receivables:
    Employer contribution                          --                --                --                --                 --
    Accrued interest and dividends                 --                --                --                --                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

       Total receivables                           --                --                --                --                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

Interfund transfers                                --                --                --                --                 --
                                          ----------------  ----------------   ---------------   ---------------   ----------------

       Net assets available for benefits           --                --                --        10,581,991             70,973
                                          ================  ================   ===============   ===============   ================

                                          DECEMBER 31, 1997
                                          ----------------



                                               TOTAL
                                          ----------------

Cash                                          653,827

Investments, at fair value                 35,970,454

Receivables:
    Employer contribution                     257,310
    Accrued interest and dividends            173,743
                                          ----------------

       Total receivables                      431,053
                                          ----------------

Interfund transfers                                --
                                          ----------------

       Net assets available for benefits   37,055,334
                                          ================

See accompanying notes to financial statements.

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 1998 and 1997


                                                                                DECEMBER 31, 1998
                                             ---------------------------------------------------------------------------------------
                                                                GOLDMAN SACHS                         VANGUARD
                                                                  FINANCIAL                        INTERMEDIATE -
                                                                SQUARE PRIME      FEDERATED U.S.        TERM         COLUMBIA FIXED
                                                                 OBLIGATIONS        GOVERNMENT        TREASURY           INCOME
                                                 FI FUND            FUND          SECURITIES FUND       FUND         SECURITIES FUND
                                             ----------------  ----------------   ---------------  ----------------  ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                $    26,571            65,146                --            98,294          127,457
       Net appreciation (depreciation) in
         fair value of investments                    --                --               810            36,343           18,333
                                             ----------------  ----------------   ---------------  ----------------  ---------------

                                                  26,571            65,146               810           134,637          145,790
                                             ----------------  ----------------   ---------------  ----------------  ---------------

    Contributions:
       Employee                                   23,792            53,527                --           105,071          130,786
       Employer                                   26,911            71,820                --           122,497          150,501
       Rollover                                      168               790                --            20,175           20,883
                                             ----------------  ----------------   ---------------  ----------------  ---------------

                                                  50,871           126,137                --           247,743          302,170
                                             ----------------  ----------------   ---------------  ----------------  ---------------

            Total additions                       77,442           191,283               810           382,380          447,960

Deductions from net assets attributed to -
    benefits paid to participants                (48,159)          (32,900)          (33,902)          (30,208)         (68,046)
                                             ----------------  ----------------   ---------------  ----------------  ---------------

            Net increase (decrease) prior
              to interfund transfers              29,283           158,383           (33,092)          352,172          379,914

Interfund transfers                           (2,096,527)        1,370,036        (1,868,738)        1,323,779          (42,693)
                                             ----------------  ----------------   ---------------  ----------------  ---------------

            Net increase (decrease)           (2,067,244)        1,528,419        (1,901,830)        1,675,951          337,221

Net assets available for benefits:
    Beginning of year                          2,071,095                --         1,901,830                --        1,801,928
                                             ----------------  ----------------   ---------------  ----------------  ---------------

    End of year                              $     3,851         1,528,419                --         1,675,951        2,139,149
                                             ================  ================   ===============  ================  ===============

                                                                             DECEMBER 31, 1998
                                           ----------------------------------------------------------------------------------------

                                                                FEDERATED
                                                                 CAPITAL           INVESCO         NEUBERGER &         FIDELITY
                                             FEDERATED        PRESERVATION       INDUSTRIAL           BERMAN         CONTRAFUND,
                                             GNMA TRUST           FUND           INCOME FUND      GUARDIAN FUND          INC.
                                           ---------------   ----------------  ----------------   ---------------   ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                 134,728             62,153            14,809             4,856            11,825
       Net appreciation (depreciation) in
         fair value of investments              7,548                 --           219,531           223,047           600,507
                                           ---------------   ----------------  ----------------   ---------------   ---------------

                                              142,276             62,153           234,340           227,903           612,332
                                           ---------------   ----------------  ----------------   ---------------   ---------------

    Contributions:
       Employee                               138,624             43,909            32,451            72,655           152,837
       Employer                               163,689             54,722            37,610            81,365           173,723
       Rollover                                 4,234                 64                --             1,698             4,230
                                           ---------------   ----------------  ----------------   ---------------   ---------------

                                              306,547             98,695            70,061           155,718           330,790
                                           ---------------   ----------------  ----------------   ---------------   ---------------

            Total additions                   448,823            160,848           304,401           383,621           943,122

Deductions from net assets attributed to -
    benefits paid to participants             (77,155)           (45,876)          (35,698)          (71,507)          (82,410)
                                           ---------------   ----------------  ----------------   ---------------   ---------------

            Net increase (decrease) prior
              to interfund transfers          371,668            114,972           268,703           312,114           860,712

Interfund transfers                           414,635           (127,894)       (2,610,582)       (2,034,265)         (496,936)
                                           ---------------   ----------------  ----------------   ---------------   ---------------

            Net increase (decrease)           786,303            (12,922)       (2,341,879)       (1,722,151)          363,776

Net assets available for benefits:
    Beginning of year                       1,611,528          1,187,972         2,341,879         1,722,151         1,992,011
                                           ---------------   ----------------  ----------------   ---------------   ---------------

    End of year                             2,397,831          1,175,050                --                --         2,355,787
                                           ===============   ================  ================   ===============   ===============

                                                                             DECEMBER 31, 1998
                                           ----------------------------------------------------------------------------------------
                                                                                  TWENTIETH
                                                                                   CENTURY           HARBOR
                                                               BRANDYWINE        INVESTMENTS      INTERNATIONAL        ACCESSOR
                                           SEI INDEX FUND      FUND, INC.       (ULTRA FUND)          FUND            VALUE FUND
                                           ---------------   ---------------   ----------------  ----------------   ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                  93,874            23,486                110            48,870           183,890
       Net appreciation (depreciation) in
         fair value of investments            942,437            (8,497)           542,361           384,149          (226,736)
                                           ---------------   ---------------   ----------------  ----------------   ---------------

                                            1,036,311            14,989            542,471           433,019           (42,846)
                                           ---------------   ---------------   ----------------  ----------------   ---------------

    Contributions:
       Employee                               238,969           215,137            143,393           233,318            72,493
       Employer                               271,427           247,042            161,401           259,708            85,900
       Rollover                                56,478             4,571              3,660             5,780             2,799
                                           ---------------   ---------------   ----------------  ----------------   ---------------

                                              566,874           466,750            308,454           498,806           161,192
                                           ---------------   ---------------   ----------------  ----------------   ---------------

            Total additions                 1,603,185           481,739            850,925           931,825           118,346

Deductions from net assets attributed to -
    benefits paid to participants            (148,772)         (131,208)           (77,154)         (131,788)          (13,556)
                                           ---------------   ---------------   ----------------  ----------------   ---------------

            Net increase (decrease) prior
              to interfund transfers        1,454,413           350,531            773,771           800,037           104,790

Interfund transfers                          (156,112)         (214,438)          (184,516)       (1,099,394)        2,077,656
                                           ---------------   ---------------   ----------------  ----------------   ---------------

            Net increase (decrease)         1,298,301           136,093            589,255          (299,357)        2,182,446

Net assets available for benefits:
    Beginning of year                       3,517,044         2,850,258          1,540,730         3,863,944                --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

    End of year                             4,815,345         2,986,351          2,129,985         3,564,587         2,182,446
                                           ===============   ===============   ================  ================   ===============

                                                                              DECEMBER 31, 1998
                                           ----------------------------------------------------------------------------------------
                                                                FRANKLIN
                                              ACCESSOR         SMALL CAP           T. ROWE       FIRST INTERSTATE
                                            SMALL TO MID         GROWTH         PRICE EQUITY       BANCSYSTEM,
                                              CAP FUND            FUND           INCOME FUMD       INC. STOCK         LOAN FUND
                                           ---------------   ---------------   ----------------  ----------------  ----------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                 100,499             4,676             49,050           422,907             7,560
       Net appreciation (depreciation) in
         fair value of investments            (86,206)          (52,451)           (65,546)        3,566,376                --
                                           ---------------   ---------------   ----------------  ----------------  ----------------

                                               14,293           (47,775)           (16,496)        3,989,283             7,560
                                           ---------------   ---------------   ----------------  ----------------  ----------------

    Contributions:
       Employee                                80,819            30,022            125,880                --                --
       Employer                                93,244            29,390            146,589                --                --
       Rollover                                 3,054               294             19,878                --                --
                                           ---------------   ---------------   ----------------  ----------------  ----------------

                                              177,117            59,706            292,347                --                --
                                           ---------------   ---------------   ----------------  ----------------  ----------------

            Total additions                   191,410            11,931            275,851         3,989,283             7,560

Deductions from net assets attributed to -
    benefits paid to participants             (23,228)           (2,523)           (58,775)         (249,542)           (3,358)
                                           ---------------   ---------------   ----------------  ----------------  ----------------

            Net increase (decrease) prior
              to interfund transfers          168,182             9,408            217,076         3,739,741             4,202

Interfund transfers                         1,453,286           366,954          2,654,266         1,247,437            24,046
                                           ---------------   ---------------   ----------------  ----------------  ----------------

            Net increase (decrease)         1,621,468           376,362          2,871,342         4,987,178            28,248

Net assets available for benefits:
    Beginning of year                              --                --                 --        10,581,991            70,973
                                           ---------------   ---------------   ----------------  ----------------  ----------------

    End of year                             1,621,468           376,362          2,871,342        15,569,169            99,221
                                           ===============   ===============   ================  ================  ================

                                           DECEMBER 31, 1998
                                           ---------------



                                               TOTAL
                                           ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends               1,480,761
       Net appreciation (depreciation) in
         fair value of investments          6,102,006
                                           ---------------

                                            7,582,767
                                           ---------------

    Contributions:
       Employee                             1,893,683
       Employer                             2,177,539
       Rollover                               148,756
                                           ---------------

                                            4,219,978
                                           ---------------

            Total additions                11,802,745

Deductions from net assets attributed to -
    benefits paid to participants          (1,365,765)
                                           ---------------

            Net increase (decrease) prior
              to interfund transfers       10,436,980

Interfund transfers                                --
                                           ---------------

            Net increase (decrease)        10,436,980

Net assets available for benefits:
    Beginning of year                      37,055,334
                                           ---------------

    End of year                            47,492,314
                                           ===============

                                                                               DECEMBER 31, 1997
                                             ---------------------------------------------------------------------------------------
                                                                GOLDMAN SACHS                         VANGUARD
                                                                  FINANCIAL                        INTERMEDIATE -
                                                                SQUARE PRIME      FEDERATED U.S.        TERM         COLUMBIA FIXED
                                                                 OBLIGATIONS        GOVERNMENT        TREASURY           INCOME
                                                 FI FUND            FUND          SECURITIES FUND       FUND         SECURITIES FUND
                                             ----------------  ----------------   ---------------  ----------------  ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                $   104,460                --            85,123                --          102,458
       Net appreciation (depreciation) in
         fair value of investments                    --                --             8,843                --           43,166
                                             ----------------  ----------------   ---------------  ----------------  ---------------

                                                 104,460                --            93,966                --          145,624
                                             ----------------  ----------------   ---------------  ----------------  ---------------

    Contributions:
       Employee                                  172,800                --           197,310                --          192,528
       Employer                                   75,471                --            75,500                --           73,693
       Rollover                                  104,799                --           180,478                --          182,504
                                             ----------------  ----------------   ---------------  ----------------  ---------------

                                                 353,070                --           453,288                --          448,725
                                             ----------------  ----------------   ---------------  ----------------  ---------------

            Total additions                      457,530                --           547,254                --          594,349

Deductions from net assets attributed to -
    benefits paid to participants                (63,135)               --           (43,536)               --          (44,695)
                                             ----------------  ----------------   ---------------  ----------------  ---------------

            Net increase (decrease) prior
              to interfund transfers             394,395                --           503,718                --          549,654

Interfund transfers                               98,891                --            19,751                --          (52,686)
                                             ----------------  ----------------   ---------------  ----------------  ---------------

            Net increase (decrease)              493,286                --           523,469                --          496,968

Net assets available for benefits:
    Beginning of year                          1,577,809                --         1,378,361                --        1,304,960
                                             ----------------  ----------------   ---------------  ----------------  ---------------

    End of year                              $ 2,071,095                --         1,901,830                --        1,801,928
                                             ================  ================   ===============  ================  ===============

                                                                              DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------------------
                                                                FEDERATED
                                                                 CAPITAL           INVESCO         NEUBERGER &         FIDELITY
                                             FEDERATED        PRESERVATION       INDUSTRIAL           BERMAN         CONTRAFUND,
                                             GNMA TRUST           FUND           INCOME FUND      GUARDIAN FUND          INC.
                                           ---------------   ----------------  ----------------   ---------------   ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                  92,088             66,740           288,048           245,760           187,875
       Net appreciation (depreciation) in
         fair value of investments             27,399                 --           233,615             6,869           171,123
                                           ---------------   ----------------  ----------------   ---------------   ---------------

                                              119,487             66,740           521,663           252,629           358,998
                                           ---------------   ----------------  ----------------   ---------------   ---------------

    Contributions:
       Employee                               157,936             81,727           210,445           225,924           250,443
       Employer                                61,562             30,348            81,227            82,351            90,371
       Rollover                               120,161             18,321           127,278           138,237           177,414
                                           ---------------   ----------------  ----------------   ---------------   ---------------

                                              339,659            130,396           418,950           446,512           518,228
                                           ---------------   ----------------  ----------------   ---------------   ---------------

            Total additions                   459,146            197,136           940,613           699,141           877,226

Deductions from net assets attributed to -
    benefits paid to participants             (64,366)           (47,712)         (132,279)          (53,815)          (56,807)
                                           ---------------   ----------------  ----------------   ---------------   ---------------

            Net increase (decrease) prior
              to interfund transfers          394,780            149,424           808,334           645,326           820,419

Interfund transfers                           (48,557)           (43,047)         (329,318)         (170,343)         (166,178)
                                           ---------------   ----------------  ----------------   ---------------   ---------------

            Net increase (decrease)           346,223            106,377           479,016           474,983           654,241

Net assets available for benefits:
    Beginning of year                       1,265,305          1,081,595         1,862,863         1,247,168         1,337,770
                                           ---------------   ----------------  ----------------   ---------------   ---------------

    End of year                             1,611,528          1,187,972         2,341,879         1,722,151         1,992,011
                                           ===============   ================  ================   ===============   ===============

                                                                              DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------------------
                                                                                  TWENTIETH
                                                                                   CENTURY           HARBOR
                                                               BRANDYWINE        INVESTMENTS      INTERNATIONAL        ACCESSOR
                                           SEI INDEX FUND      FUND, INC.       (ULTRA FUND)          FUND            VALUE FUND
                                           ---------------   ---------------   ----------------  ----------------   ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                  75,462           546,975            313,369           130,200                --
       Net appreciation (depreciation) in
         fair value of investments            841,324          (289,744)           (55,141)          368,797                --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

                                              916,786           257,231            258,228           498,997                --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

    Contributions:
       Employee                               297,703           359,772            202,074           415,494                --
       Employer                               111,982           131,359             72,081           151,083                --
       Rollover                               140,450           170,132            123,327           209,863                --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

                                              550,135           661,263            397,482           776,440                --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

            Total additions                 1,466,921           918,494            655,710         1,275,437                --

Deductions from net assets attributed to -
    benefits paid to participants            (205,238)         (136,717)           (43,617)         (117,175)               --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

            Net increase (decrease) prior
              to interfund transfers        1,261,683           781,777            612,093         1,158,262                --

Interfund transfers                          (347,353)         (390,657)            (7,098)         (274,041)               --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

            Net increase (decrease)           914,330           391,120            604,995           884,221                --

Net assets available for benefits:
    Beginning of year                       2,602,714         2,459,138            935,735         2,979,723                --
                                           ---------------   ---------------   ----------------  ----------------   ---------------

    End of year                             3,517,044         2,850,258          1,540,730         3,863,944                --
                                           ===============   ===============   ================  ================   ===============

                                                                                   DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------------------
                                                                FRANKLIN
                                              ACCESSOR         SMALL CAP           T. ROWE       FIRST INTERSTATE
                                            SMALL TO MID         GROWTH         PRICE EQUITY       BANCSYSTEM,
                                              CAP FUND            FUND           INCOME FUMD       INC. STOCK         LOAN FUND
                                           ---------------   ---------------   ----------------  ----------------  ----------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                      --                --                 --           355,758             5,929
       Net appreciation (depreciation) in
         fair value of investments                 --                --                 --         1,712,367                --
                                           ---------------   ---------------   ----------------  ----------------  ----------------

                                                   --                --                 --         2,068,125             5,929
                                           ---------------   ---------------   ----------------  ----------------  ----------------

    Contributions:
       Employee                                    --                --                 --                --                --
       Employer                                    --                --                 --                --                --
       Rollover                                    --                --                 --                --                --
                                           ---------------   ---------------   ----------------  ----------------  ----------------

                                                   --                --                 --                --                --
                                           ---------------   ---------------   ----------------  ----------------  ----------------

            Total additions                        --                --                 --         2,068,125             5,929

Deductions from net assets attributed to -
    benefits paid to participants                  --                --                 --          (130,298)          (23,284)
                                           ---------------   ---------------   ----------------  ----------------  ----------------

            Net increase (decrease) prior
              to interfund transfers               --                --                 --         1,937,827           (17,355)

Interfund transfers                                --                --                 --         1,694,288            16,348
                                           ---------------   ---------------   ----------------  ----------------  ----------------

            Net increase (decrease)                --                --                 --         3,632,115            (1,007)

Net assets available for benefits:
    Beginning of year                              --                --                 --         6,949,876            71,980
                                           ---------------   ---------------   ----------------  ----------------  ----------------

    End of year                                    --                --                 --        10,581,991            70,973
                                           ===============   ===============   ================  ================  ================

                                           DECEMBER 31, 1997
                                           ---------------



                                               TOTAL
                                           ---------------

Additions to net assets attributed to:
    Investment income:
       Interest and dividends               2,600,245
       Net appreciation (depreciation) in
         fair value of investments          3,068,618
                                           ---------------

                                            5,668,863
                                           ---------------

    Contributions:
       Employee                             2,764,156
       Employer                             1,037,028
       Rollover                             1,692,964
                                           ---------------

                                            5,494,148
                                           ---------------

            Total additions                11,163,011

Deductions from net assets attributed to -
    benefits paid to participants          (1,162,674)
                                           ---------------

            Net increase (decrease) prior
              to interfund transfers       10,000,337

Interfund transfers                                --
                                           ---------------

            Net increase (decrease)        10,000,337

Net assets available for benefits:
    Beginning of year                      27,054,997
                                           ---------------

    End of year                            37,055,334
                                           ===============


See accompanying notes to financial statements.

                       SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                              FIRST INTERSTATE BANCSYSTEM, INC.

                                Notes to Financial Statements

                                  December 31, 1998 and 1997


(1)   DESCRIPTION OF THE PLAN

      The following description of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (A)  GENERAL

           The Plan is a defined contribution plan covering all employees of the First Interstate BancSystem, Inc.'s (the Company) member banks [see note (1)(g)] who have one year of service and have completed at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (B)  CONTRIBUTIONS

           Employees may elect to contribute up to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

           The employer is required to make a matching contribution equal to 125% of the first 4% contributed by the employee. The member banks may also, at the sole discretion of the Board of Directors, make a profit sharing contribution on behalf of eligible employees.

      (C)  PARTICIPANT ACCOUNTS

           Each participant's account is credited with the participant's and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings, account balances or compensation, as defined.

      (D)  VESTING

           All participants are 100% vested in the employee and employer contributions plus actual earnings thereon.

      (E)  INVESTMENT OPTIONS

           Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

               GOLDMAN SACHS FINANCIAL SQUARE PRIME OBLIGATIONS FUND - Funds are invested in securities of the U.S. Government, its agencies, authorities and instrumentalities, obligations of U.S. bonds, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities, and repurchase agreements.

               VANGUARD INTERMEDIATE - TERM TREASURY FUND - Funds are invested in fixed income securities.

               COLUMBIA FIXED INCOME SECURITIES FUND - Funds are invested in a broad range of investment-grade, fixed income securities with intermediate- to long-term maturities.

                       SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                              FIRST INTERSTATE BANCSYSTEM, INC.

                                Notes to Financial Statements


               FEDERATED GNMA TRUST - Funds are invested primarily in instruments issued or guaranteed by the Government National Mortgage Association.

               FEDERATED CAPITAL PRESERVATION FUND - Funds are invested primarily in guaranteed investment contracts issued by highly-rated U.S. and Canadian insurance companies.

               FIDELITY CONTRAFUND, INC. - Funds are invested in common stock and securities convertible into common stock.

               SEI INDEX FUND - Funds are invested in a diversified portfolio of securities to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard and Poor's 500 Composite Stock Price Index.

               BRANDYWINE FUND, INC. - Funds are invested in a variety of common stocks to produce long-term capital appreciation.

               TWENTIETH CENTURY INVESTMENTS (ULTRA FUND) - Funds are invested in securities of medium- and small-sized companies.

               HARBOR INTERNATIONAL FUND - Funds are invested in non-U.S. equity securities.

               ACCESSOR VALUE FUND - Funds are invested in income-producing equity securities selected from the S&P 500.

               ACCESSOR SMALL TO MID CAP FUND - Funds are invested in equity securities of small to medium capitalization issuers.

               FRANKLIN SMALL CAP GROWTH FUND - Funds are invested in equity securities of small capitalization growth companies.

               T. ROWE PRICE EQUITY INCOME FUND - Funds are invested in U.S. common stocks.

           A participant may not contribute to, but may direct transfers from any investment, into the following investment option:

               FIRST INTERSTATE BANCSYSTEM, INC. STOCK - Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant's investment in Company Stock is limited to 50% of the participant's account balance, as defined.

               As of December 31, 1998 and 1997, plan assets invested in Company Stock were 33% and 29% of net assets available for benefits, respectively.

      (F)  PAYMENT OF BENEFITS

           On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or a series of annual installments over a period of up to ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

                       SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                              FIRST INTERSTATE BANCSYSTEM, INC.

                                Notes to Financial Statements


      (G)  MEMBERS OF PLAN

           Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:

               -  First Interstate Bank in Montana

               -  First Interstate Bank in Wyoming

               -  Commerce Financial, Inc.

               -  FIB Capital Trust

(2)   SUMMARY OF ACCOUNTING POLICIES

      (A)  BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared using the accrual method of accounting.

      (B)  USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (C)  INVESTMENTS

           Investment assets, with the exception of the Company Stock, are valued at their quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company stock was $33 and $25 at September 30, 1998 and 1997, respectively.

           Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      (D)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.

                       SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                              FIRST INTERSTATE BANCSYSTEM, INC.

                                Notes to Financial Statements


(3)   INVESTMENTS

      The Plan's investments are held in trust by the Trust Financial Services Division of First Interstate Bank in Montana. The following table presents the fair values of investments, as determined by quoted market price or appraisal, as of December 31:

                                                  1998                         1997
                                        --------------------------   -------------------------
                                         NUMBER OF                   NUMBER OF
                                         SHARES OR                   SHARES OR
                                         PRINCIPAL                   PRINCIPAL
                                          AMOUNT       FAIR VALUE      AMOUNT      FAIR VALUE
                                        ------------   -----------   -----------   -----------
Investments at estimated fair value as
   determined by quoted market price:
      FI Fund                                3,851    $      3,851     2,022,031  $  2,022,031
      Goldman Sachs Financial
         Square Prime Obligations         1,744,055      1,744,055          -             -
         Fund
      Federated U.S. Government
         Securities Fund                      -               -          167,629     1,743,346
      Vanguard Intermediate - Term
         Treasury Fund                     166,236       1,851,871          -             -
      Columbia Fixed Income
         Securities Fund                   169,032       2,268,290       125,546     1,684,829
      Federated GNMA Trust                 222,630       2,531,302       132,199     1,497,817
      Federated Capital                    117,028       1,170,280       117,493     1,174,933
         Preservation Fund
      Invesco Industrial Income Fund          -               -          141,281     2,106,498
      Neuberger & Berman Guardian             -               -           59,718     1,546,703
         Fund
      Fidelity Contrafund Inc.              38,960       2,207,868        39,499     1,841,831
      SEI Index Fund                       126,472       4,861,616       115,357     3,535,705
      Brandywine Fund, Inc.                 92,664       2,805,868        96,602     2,984,046
      Twentieth Century Investments
         (Ultra Fund)                       64,613       2,158,709        56,656     1,546,718
      Harbor International Fund             85,193       3,128,293       101,312     3,633,033
      Accessor Value Fund                   86,212       1,813,891          -             -
      Accessor Small to Mid Cap Fund        60,119       1,406,782          -             -
      Franklin Small Cap Growth Fund        14,731         332,489          -             -
      T. Rowe Price Equity Income          106,267       2,796,934          -             -
         Fund
      Loan Fund                             99,221          99,221        70,973        70,973
Investments at estimated fair
   value as determined by appraisal:
      First Interstate BancSystem,         471,793      15,569,169       427,728    10,581,991
         Inc. Stock
                                        ------------  ------------   -----------  ------------
                                         3,669,077    $ 46,750,489     3,674,024  $ 35,970,454
                                        ============  ============   ===========  ============

(4)   PARTICIPANT LOANS

      Participant loans are limited to lesser of (a) 50% of the participant's vested account balance or (b) $50,000, reduced by the excess, if any, of
      (i) the participant's highest outstanding loan balance during the previous year, over (ii) the participant's outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower, (b) 5 years for all other loans, or (c) upon termination of employment of the borrower. The loans are secured by the balance in the participant's account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company's principal office is then located. Interest rates on the participant loans outstanding at December 31, 1998 ranged from 7.00% to 9.75%. Principal and interest is paid ratably through monthly payroll deductions.

                                                                  (Continued)

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated January 9, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)   ADMINISTRATIVE EXPENSES

      The Trust Financial Services Division of First Interstate Bank in Montana holds the Plan's assets in trust and performs the recordkeeping for the Plan. The administrative fees related to these services performed for the Plan are paid by the Company.

(8)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

         INVESTMENTS.  See Note 2(c) regarding investment valuation.

         PARTICIPANT LOANS. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

                                                                      SCHEDULE 1

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.


           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                        Description of investment
    Identity of issue,                   including maturity date,
     borrower, lessor                  rate of interest, collateral,                           Current
     Or similar party                     par or maturity value                    Cost         value
    -----------------                  -----------------------------               ----        -------
Fidelity Investments                   FI Fund                                $      3,851         3,851
Goldman Sachs and Co.                  Goldman Sachs Financial Square
                                         Prime Obligations Fund                  1,744,055     1,744,055
The Vanguard Group                     Vanguard Intermediate - Term
                                         Treasury Fund                           1,810,744     1,851,871
Columbia Funds                         Columbia Fixed Income Securities
                                         Fund                                    2,239,817     2,268,290
Federated Securities Corp.             Federated GNMA Trust                      2,553,146     2,531,302
Federated Bank & Trust                 Federated Capital Preservation Fund       1,263,355     1,170,280
Fidelity Investments                   Fidelity Contrafund, Inc.                 1,778,444     2,207,868
Financial Services Company             SEI Index Fund                            3,273,821     4,861,616
Brandywine Fund, Inc.                  Brandywine Fund, Inc.                     3,041,182     2,805,868
American Century                       Twentieth Century Investments
                                          (Ultra Fund)                           1,922,319     2,158,709
Harbor Fund                            Harbor International Fund                 2,816,166     3,128,293
Accessor Capital Management LP         Accessor Value Fund                       2,025,373     1,813,891
Accessor Capital Management LP         Accessor Small to Mid Cap Fund            1,485,477     1,406,782
Franklin Templeton                     Franklin Small Cap Growth Fund              368,231       332,489
T. Rowe Price                          T. Rowe Price Equity Income Fund          2,985,076     2,796,934
First Interstate BancSystem, Inc.*     Common stock of First
                                         Interstate BancSystem, Inc.             9,379,707    15,569,169
Savings and Profit Sharing Plan        Loans to plan participants
  for Employees of First Interstate
  BancSystem, Inc.                                                                  99,221        99,221
                                                                              ------------    ----------
                                                                              $ 38,789,985    46,750,489
                                                                              ============    ==========

(* - party in interest to the Plan)

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                                                                                                          EXPENSE
      IDENTITY OF                                                                                                      INCURRED WITH
     PARTY INVOLVED              DESCRIPTION OF ASSET           PURCHASE PRICE     SELLING PRICE     LEASE RENTAL       TRANSACTION
     --------------              --------------------           ----------------  ----------------  ----------------  --------------
Accessor Capital         Accessor Value Fund                  $   2,178,859                --                --                --
    Management LP

Accessor Capital         Accessor Value Fund                        166,727           138,233                --                --
    Management LP

Fidelity Investments     FI Fund                                  1,352,197                --                --                --

Fidelity Investments     FI Fund                                  3,374,228         3,374,228                --                --

First Interstate         Common stock of First Interstate
    BancSystem, Inc.          BancSystem, Inc.                    1,679,648                --                --                --

First Interstate         Common stock of First Interstate
    BancSystem, Inc.          BancSystem, Inc.                      211,729           258,846                --                --

Goldman Sachs & Co.      Goldman Sachs Financial Square           2,611,062                --                --                --
                              Prime Obligations Fund

Goldman Sachs & Co.      Goldman Sachs Financial Square             867,007           867,007                --                --
                              Prime Obligations Fund

Invesco Funds            Invesco Industrial Income Fund             342,100                --                --                --

Invesco Funds            Invesco Industrial Income Fund           2,448,598         2,668,136                --                --

Neuberger & Berman       Neuberger & Berman Guardian Fund           457,971                --                --                --
    Management, Inc.

Neuberger & Berman       Neuberger & Berman Guardian Fund         2,004,674         2,227,713                --                --
    Management, Inc.

Financial Services Co.   SEI Index Fund                           1,326,697                --                --                --

Financial Services Co.   SEI Index Fund                             846,906           943,140                --                --

T. Rowe Price            T. Rowe Price Equity Income Fund         3,432,098                --                --                --

T. Rowe Price            T. Rowe Price Equity Income Fund           460,076           433,777                --                --

The Vanguard Group       Vanguard Intermediate - Term             2,250,181                --                --                --
                              Treasury Fund

The Vanguard Group       Vanguard Intermediate - Term               441,685           434,651                --                --
                              Treasury Fund

Harbor Fund              Harbor International Fund                  745,171                --                --                --

Harbor Fund              Harbor International Fund                1,298,859         1,440,653                --                --


                                           CURRENT VALUE
                                            OF ASSET ON
      IDENTITY OF                           TRANSACTION           NET
     PARTY INVOLVED       COST OF ASSET         DATE          GAIN (LOSS)
     --------------      ----------------  ---------------   ---------------
Accessor Capital           2,178,859        2,178,859                --
    Management LP

Accessor Capital             166,727          138,233           (28,495)
    Management LP

Fidelity Investments       1,352,197        1,352,197                --

Fidelity Investments       3,374,228        3,374,228                --

First Interstate
    BancSystem, Inc.       1,679,648        1,679,648                --

First Interstate
    BancSystem, Inc.         211,729          258,846            47,117

Goldman Sachs & Co.        2,611,062        2,611,062                --


Goldman Sachs & Co.          867,007          867,007                --


Invesco Funds                342,100          342,100                --

Invesco Funds              2,448,598        2,668,136           219,538

Neuberger & Berman           457,971          457,971                --
    Management, Inc.

Neuberger & Berman         2,004,674        2,227,713           223,039
    Management, Inc.

Financial Services Co.     1,326,697        1,326,697                --

Financial Services Co.       846,906          943,140            96,234

T. Rowe Price              3,432,098        3,432,098                --

T. Rowe Price                460,076          433,777           (26,299)

The Vanguard Group         2,250,181        2,250,181                --


The Vanguard Group           441,685          434,651            (7,034)


Harbor Fund                  745,171          745,171                --

Harbor Fund                1,298,859        1,440,653           141,794


See accompanying independent auditors' report.

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE
BANCSYSTEM, INC.




JUNE 29, 1999                             /s/  RICHARD C. FELLOWS
-------------------------------------     ---------------------------------
          Date                            Richard C. Fellows
                                          Senior Vice President

                         FIRST INTERSTATE BANCSYSTEM, INC.

                                   EXHIBIT INDEX


Exhibit                           Document
-------                           --------
  23.1      Consent of KPMG Peat Marwick LLP, Independent Certified Public
            Accountants.